FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 27 DATED JANUARY 26, 2015
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 27, is part of the prospectus of Phillips Edison Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 22 dated November 21, 2014 (which superseded and replaced all prior supplements), Supplement No. 23 dated December 2, 2014, Supplement No. 24 dated December 10, 2014, Supplement No. 25 dated December 23, 2014 and Supplement No. 26 dated January 15, 2015. This Supplement No. 27 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 22, Supplement No. 23, Supplement No. 24, Supplement No. 25 and Supplement No. 26. This Supplement No. 27 will be delivered with the Prospectus, Supplement No. 22, Supplement No. 23, Supplement No. 24, Supplement No. 25 and Supplement No. 26. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 27 are to provide information regarding:

•	an update on the status of the offering;
•	the resignation of William M. Kahane from our board of directors;
•	our entry into a new advisory agreement with our advisor;
•	the amendment of the sub-advisory agreement between our advisor and our sub-advisor; and
•	the amendment of our operating partnership agreement.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of January 22, 2015, we had raised aggregate gross offering proceeds of approximately $583.9 million from the sale of approximately 23.5 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

On January 22, 2015, our board of directors made the determination to close the primary portion of this offering upon the earlier of (i) June 30, 2015 or (ii) the sale of $1.6 billion in shares of our common stock. Subscription agreements must be dated on or before the earlier of these two events and submitted promptly.

Director Resignation

On January 22, 2015, William M. Kahane resigned as a member of our board of directors. Mr. Kahane had served as one of our directors since August 2013. Mr. Kahane’s decision to resign was not the result of any disagreement with us.

New Advisory Agreement

On January 22, 2015, we entered into a new advisory agreement (the “New Advisory Agreement”) with our advisor that replaced the prior short-term advisory agreement (the “Prior Advisory Agreement”) we entered into on January 9, 2015. The New Advisory Agreement provides that we will no longer have an ongoing obligation to take any action necessary to cause a representative of the advisor to be a member of our board of directors. The term of the New Advisory Agreement is one year and we have the ability to terminate the New Advisory Agreement without cause or penalty upon 30 days’ written notice to our advisor; provided, however, that we may accelerate the termination of the New Advisory Agreement if an earlier termination is necessary to allow us to draw funds from any company-level credit facility. In the event that termination is accelerated, we will still be obligated to pay to our advisor the fees contemplated under the New Advisory Agreement for the 30 days after delivery of our initial termination notice. All other terms are materially consistent with the Prior Advisory Agreement.

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Amended Sub-Advisory Agreement

On January 22, 2015, our advisor and our sub-advisor entered into an Amended and Restated Sub-advisory Agreement (the “Amended Sub-advisory Agreement”). The Amended Sub-advisory Agreement provides that our advisor will generally assign to our sub-advisor 85% of the fees we pay to the advisor in connection with advisory services provided after January 21, 2015. The advisor will assign to the sub-advisor 77.5% of the fees we pay to the advisor in connection with advisory services provided on or before January 21, 2015. Under the Amended Sub-advisory Agreement, the sub-advisor has no obligation to vote any shares of our common stock that it may own in favor of a director nominee proposed by the advisor. Our advisor and sub-advisor are still obligated to first present to us all opportunities to acquire primary target investments before presenting such investment opportunities to their respective affiliates. However, the Amended Sub-advisory Agreement clarifies, for the avoidance of any doubt, that such obligations do not apply to: (i) any net leased retail, distribution or other property consistent with the investment policies of PECO NNN Development LLC, PECO Net Lease Income Fund, LLC or any successor program sponsored directly or indirectly by Phillips Edison Limited Partnership or any of its affiliates with the same or similar investment objectives; and (ii) any value added or opportunistic retail centers, including power centers, lifestyle centers, mixed-use centers, and enclosed malls, that contain a substantial retail component, consistent with the investment objectives of Phillips Edison Strategic Investment Fund II, LLC, Phillips Edison Strategic Investment Fund III, LP or any successor program sponsored directly or indirectly by Phillips Edison Limited Partnership or any of its affiliates with the same or similar investment objectives. All other terms are materially consistent with the sub-advisory agreement in effect through January 21, 2015.

Amended Operating Partnership Agreement

On January 22, 2015, we amended the agreement of limited partnership of our operating partnership (the “Amended Partnership Agreement”) so that (i) a termination without cause of the New Advisory Agreement would not trigger determination as to whether the Class B units issued to our advisor and sub-advisor have vested if our new advisor is our sub-advisor or an affiliate of our advisor or sub-advisor, and (ii) a termination of the New Advisory Agreement would not trigger determination as to whether the special limited partner is entitled to receive a subordinated distribution if our new advisor is our sub-advisor or an affiliate of our advisor or sub-advisor. All other terms are materially consistent with the limited partnership agreement in effect through January 21, 2015.

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